SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of November 2015

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
 Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On October 20, 2015, DHT Holdings, Inc. (the “Company”) entered into a term loan facility agreement (the “Term Loan Facility”) with Nordea Bank Norge ASA and DNB Bank ASA.  Pursuant to the Term Loan Facility, DHT Leopard Limited (a wholly-owned subsidiary of the Company) (the “Borrower”) will be permitted to borrow up to $50.0 million in the aggregate.  The Company will guarantee the obligations of the Borrower.  The Term Loan Facility will mature on the fifth anniversary of the first borrowing, but in any event no later than March 31, 2021, subject to earlier repayment in certain circumstances. Each borrowing will bear interest at a rate equal to LIBOR plus 2.25%. The borrowings will be secured by a customary ship mortgage on a VLCC that we expect to be delivered to us in the first quarter of 2016. The Term Loan Facility is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-199697.

Exhibit List
Exhibit	Description

4.1	Term Loan Facility Agreement, dated as of October 20, 2015, between Nordea Bank Norge ASA, DNB Bank ASA, DHT Leopard Limited and DHT Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
Registrant)

Date: November 6, 2015	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer